UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 11, 2022	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Reports 2Q22 results

Buenos Aires, August 11, 2022 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended June 30, 2022 (our “2Q22 Results”).

2Q22 Key Highlights

◾
Net sales revenues increased by 8.0% YoY to Ps. 25,268 million (US$ 204 million), mainly explained by the increase in Cement sales, coupled with a good performance of the other segments, mainly Concrete and Aggregates.

◾	Consolidated Adjusted EBITDA reached Ps. 7,328 million (US$ 63 million), increasing 2.6% YoY.
◾	The Consolidated Adjusted EBITDA margin contracted 151 basis points YoY from 30.5% to 29.0%.
◾
Net Profit of Ps. 2,413 million, showing an increase of Ps. 4,488 million versus the same period of the previous year, mainly explained by a better operating result and a lower tax burden due to the increase in the income tax rate that affected 2Q21.

◾	During the quarter, we granted a dividend payment of Ps. 5,150 million, Ps. 8.80 per outstanding share (Ps. 43.99 per ADR).
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.01x compared with -0.12x in FY21.

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the second quarter of 2022, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We are pleased to present another quarter with excellent results, mainly based on our cement business. Demand is going through a very solid moment that made this the best second quarter in history for the cement market, also marking a maximum for the first six months of 2022. This year we are on track to set a new historical dispatch record.

“At this auspicious moment for the industry, LOMA once again shows an excellent performance, at this auspicious moment for the industry, LOMA once again shows an excellent performance, demonstrating its operational capacity and flexibility, largely as a result of the recent investments in capacity, to efficiently face complex circumstances such as the global energy crisis or the prevailing uncertainty in the Argentine economy. Loma maintains its focus on results, which has allowed us to achieve high profitability standards, achieving a record EBITDA of 63 million dollars for a second quarter, reaching 36.5 dollars per ton.

“Likewise, after having completed the second line of L'Amalí Plant, and as a way of allocating our cash generation, this year we decided to resume dividend payments, seeking to maximize value for shareholders. In this sense, to the dividends payment made in April of this year, we added a second dividend distribution in June of 81 million dollars, leveraged on the Company's solid balance sheet, totalizing 126 million dollars for the year.

“As always, I would like to thank everyone who forms the LOMA team, who with their effort and dedication make these results possible, always with the support of our customers, suppliers, and the communities where we responsibly operate.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	25,268	23,399	8.0%	47,919	47,371	1.2%
Gross Profit	7,093	7,049	0.6%	14,651	15,738	-6.9%
Gross Profit margin	28.1%	30.1%	-205 bps	30.6%	33.2%	-265 bps
Adjusted EBITDA	7,328	7,140	2.6%	14,934	15,702	-4.9%
Adjusted EBITDA Mg.	29.0%	30.5%	-151 bps	31.2%	33.1%	-198 bps
Net Profit (Loss)	2,413	(2,075)	n/a	6,090	2,597	134.5%
Net Profit attributable to owners of the Company	2,489	(2,025)	n/a	6,206	2,707	129.2%
EPS	4.2517	(3.3967)	n/a	10.5949	4.5419	133.3%
Average outstanding shares (*)	585	596	-1.8%	586	596	-1.7%
Net Debt	305	4,073	-92.5%	305	4,073	-92.5%
Net Debt /LTM Adjusted EBITDA	0.01x	0.12x	-0.92x	0.01x	0.12x	-0.92x
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	24,064	13,829	74.0%	42,327	26,464	59.9%
Adjusted EBITDA	7,409	4,484	65.2%	13,752	9,116	50.9%
Adjusted EBITDA Mg.	30.8%	32.4%	-163 bps	32.5%	34.4%	-196 bps
Net Profit (Loss)	6,516	4,628	40.8%	12,600	7,888	59.7%
Net Debt	305	4,073	-92.5%	305	4,073	-92.5%
Net Debt /LTM Adjusted EBITDA	0.01x	0.12x	-0.92x	0.01x	0.12x	-0.92x

In million US$	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Ps./US$, av	118.03	94.09	25.4%	112.21	91.37	22.8%
Ps./US$, eop	125.22	95.73	30.8%	125.22	95.73	30.8%
Net revenue	204	147	38.7%	377	290	30.2%
Adjusted EBITDA	63	48	31.7%	123	100	22.8%
Adjusted EBITDA Mg.	30.8%	32.4%	-163 bps	32.5%	34.4%	-196 bps
Net Profit (Loss)	55	49	12.3%	112	86	30.1%
Net Debt	2	43	-94.3%	2	43	-94.3%
Net Debt /LTM Adjusted EBITDA	0.01x	0.12x	-0.92x	0.01x	0.12x	-0.92x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended June 30,			Six-months ended June 30,
		2022	2021	% Chg.	2022	2021	% Chg.
Cement, masonry & lime	MM Tn	1.67	1.40	19.3%	3.15	2.79	13.0%
Concrete	MM m3	0.15	0.12	26.3%	0.26	0.27	-3.3%
Railroad	MM Tn	1.18	1.06	11.4%	2.23	2.05	8.9%
Aggregates	MM Tn	0.32	0.20	64.7%	0.57	0.38	50.8%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime during 2Q22 increased by 19.3% to 1.7 million tons, mainly leveraged by the growth of bulk cement. Sales of bagged cement maintain their trend, supported by a strong demand from the retail sector, while bulk cement continues to be the dispatch mode that is showing the highest year-on-year growth, driven by a higher level of activity in private infrastructure projects, residential and industrial, coupled with a moderate recovery in public works at the municipal and provincial levels.

Regarding the volume of the Concrete segment, it registered an increase of 26.3% YoY. The volume of concrete is showing a good performance, following the trend of bulk cement. On the other hand, Aggregates had a strong increase of 64.7% YoY sustained mainly by the improvement in production, which allowed accompanying the reactivation of the concrete sector and certain road works in the Buenos Aires area, registering a monthly dispatch record in June for that month of the year.

Likewise, the volumes of the railway segment experienced a growth of 11.4% compared to the same quarter of 2021, where the strong level of activity in the construction sector translated into a notable increase in transported volumes of stone and cement, followed by the chemical category, while there was a decrease in the transport of fracsand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	25,268	23,399	8.0%	47,919	47,371	1.2%
Cost of sales	(18,175)	(16,350)	11.2%	(33,268)	(31,633)	5.2%
Gross profit	7,093	7,049	0.6%	14,651	15,738	-6.9%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(2,208)	(2,018)	9.4%	(4,350)	(3,981)	9.3%
Other gains and losses	(23)	139	n/a	12	216	-94.4%
Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Tax on debits and credits to bank accounts	(255)	(260)	-1.7%	(480)	(487)	-1.5%
Finance gain (cost), net
Gain on net monetary position	629	905	-30.5%	1,625	1,920	-15.4%
Exchange rate differences	(398)	317	n/a	(578)	355	n/a
Financial income	57	146	-60.8%	77	222	-65.3%
Financial expense	(598)	(889)	-32.8%	(1,174)	(1,762)	-33.4%
Profit (Loss) before taxes	4,298	5,389	-20.2%	9,783	12,222	-20.0%
Income tax expense
Current	(30)	(2,520)	-98.8%	(2,250)	(5,349)	-57.9%
Deferred	(1,855)	(4,944)	-62.5%	(1,443)	(4,277)	-66.3%
Net profit (Loss)	2,413	(2,075)	n/a	6,090	2,597	134.5%

Net Revenues

Net revenue increased 8.0% to Ps. 25,268 million in 2Q22, from Ps. 23,399 million in the comparable quarter last year, driven by an increase in Cement, coupled with a positive performance of the other segments.

Cement, masonry cement and lime segment was up 6.2% YoY, with volumes expanding 19.3% impacted by price dynamics.

Concrete registered an increase in its topline of 27.5% compared with 2Q21, sustained by a 26.3% increase in volume, also accompanied by an improvement in prices. The Aggregates segment recorded a strong increase in revenues of 105.2%, supported by a volume increase of 64.7% YoY combined with good price performance.

Railroad revenues increased 5.6% in 2Q22 compared to the same quarter of 2021, mainly explained by an increase in transported volumes of construction materials that compensated for lower price dynamics, in part due to the drop in the average distance transported as a result of the decrease in the transported volume of fracsand.

Cost of sales, and Gross profit

Cost of sales increased 11.2% YoY, reaching Ps. 18,175 million in 2Q22, mainly as a result of a higher volume sold and the increase in depreciation due to the impact of the new production line in L'Amalí, partially offset by the favorable evolution of unitary costs, due to operating efficiencies and where the increases in dollars of energy inputs saw their impact softened by the evolution of the exchange rate.

Gross Profit remained stable, registering a slight improvement of 0.6% YoY to Ps. 7,093 million in 2Q22, from Ps. 7,049 million in 2Q21, with a gross profit margin that contracted 205 basis points YoY to 28.1%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q22 increased by 9.4% YoY to Ps. 2,208 million, from Ps. 2,018 million in 2Q21, mainly as a result of higher expenses in salaries, freight and insurances compared to the previous year. As a percentage of sales, SG&A showed a slight increase against 2Q21 of 11 basis points, reaching 9.5%.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	2,413	(2,075)	n/a	6,090	2,597	134.5%
(+) Depreciation and amortization	2,465	1,970	25.1%	4,621	3,729	23.9%
(+) Tax on debits and credits to bank accounts	255	260	-1.7%	480	487	-1.5%
(+) Income tax expense	1,884	7,464	-74.8%	3,693	9,625	-61.6%
(+) Financial interest, net	387	689	-43.8%	808	1,373	-41.2%
(+) Exchange rate differences, net	398	(317)	n/a	578	(355)	n/a
(+) Other financial expenses, net	154	55	179.3%	289	167	73.3%
(+) Gain on net monetary position	(629)	(905)	-30.5%	(1,625)	(1,920)	-15.4%
(+) Share of profit (loss) of associates	-	-	n/a	-	-	n/a
(+) Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Adjusted EBITDA	7,328	7,140	2.6%	14,934	15,702	-4.9%
Adjusted EBITDA Margin	29.0%	30.5%	-151 bps	31.2%	33.1%	-198 bps

Adjusted EBITDA increased 2.6% YoY in the second quarter of 2022 to Ps. 7,328 million from 7,140 in the same period of the previous year driven by our cement business and accompanied by improvements in Concrete and Aggregates.

Likewise, the Adjusted EBITDA margin contracted 151 basis points to 29.0% compared to 30.5% in 2Q21, mainly due to the compression of the cement margin and the higher incidence of other businesses with lower margins, due to the increase in their activity levels.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted 155 bps to 32.5%, mainly due to lower price performance partially offset by favorable cost management and higher operating leverage.

Concrete Adjusted EBITDA margin showed a significant improvement of 371 bps, but still remaining in negative figures, reaching -3.1%, from a negative margin of 6.8% in 2Q21, supported by a volume recovery and higher efficiencies operational.

The Adjusted EBITDA margin of Aggregates stood at 9.7%, showing an improvement of 203 basis points compared to 2Q21, due to a strong recovery in revenues due to the increase in sales volumes and the positive performance of the price.

The Adjusted EBITDA margin of Aggregates stood at 9.7%, showing an improvement of 203 basis points compared to 2Q21, due to a strong recovery in revenues caused by an increase in sales volumes and the positive performance of the price.

Finally, the Adjusted EBITDA margin of the Railroad segment decreased 144 bps to 3.4% in the second quarter, from 4.9%, where the improvement in the transported volumes did not manage to compensate the negative performance of the price, mainly affected by the reduction in the average transported distance due to changes in the mix of transported products.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Exchange rate differences	(398)	317	n/a	(578)	355	n/a
Financial income	57	146	-60.8%	77	222	-65.3%
Financial expense	(598)	(889)	-32.8%	(1,174)	(1,762)	-33.4%
Gain on net monetary position	629	905	-30.5%	1,625	1,920	-15.4%
Total Finance Gain (Cost), Net	(310)	479	n/a	(50)	736	n/a

During 2Q22, the Company reported a total net financial cost of Ps. 310 million compared to a total net financial income of Ps. 479 million in 2Q21, mainly explained by the effect of the variation between the mix of assets and liabilities in foreign currency and the evolution of the exchange rate and inflation, partially offset by a lower net financial cost and a lower positive effect of the result on the monetary position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 2Q22 reached Ps. 2,413 million compared to a loss of Ps. 2,075 million in the same period last year, mainly due to the change in the income tax rate that strongly affected the deferred tax in 2Q21. Likewise, the current tax for 2Q22 is reduced by the effect of the amortization of the second line of the L'Amalí Plant.

Net Profit Attributable to Owners of the Company reached Ps. 2,489 million. During the quarter, the Company reported earnings per common share of Ps. 4.2517 and an ADR gain of Ps. 21.2583, compared to a loss per common share of Ps. 3.3967 and an ADR loss of Ps. 16.9837 in 2Q21.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,		As of December, 31
	2022	2021	2021

Total Debt	13,598	8,852	3,419
- Short-Term Debt	6,375	7,939	2,876
- Long-Term Debt	7,224	914	543
Cash, Cash Equivalents and Investments	(13,293)	(4,779)	7,177
Total Net Debt	305	4,073	(3,758)
Shareholder's Equity	98,436	94,576	98,724
Capitalization	112,034	103,429	102,143
LTM Adjusted EBITDA	30,716	33,166	31,484
Net Debt /LTM Adjusted EBITDA	0.01x	0.12x	-0.12x

As of June 30, 2022, total Cash, Cash Equivalents, and Investments were Ps. 13,293 million compared with Ps. 4,779 million as of the June 30, 2021. Total debt at the close of the quarter stood at Ps. 13,598 million, composed by Ps. 6,375 million in short-term borrowings, including the current portion of long-term borrowings (or 46.9% of total borrowings), and Ps. 7,224 million in long-term borrowings (or 53.1% of total borrowings).

At the end of the second quarter of 2022, 57.6% (or Ps. 7,830 million) of Loma Negra's total debt was denominated in US dollars, while 42.4% (or Ps. 5,768 million) was in Argentine pesos. The average duration of Loma Negra's total debt was 1.2 years.

As of June 30, 2022, 59.6% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on Libor, while the portion in Argentine pesos accrued interest at the short-term market rate. The remaining 40.4% accrues interest at a fixed rate in pesos.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.01x as of June 30, 2022, from -0.12x as of December 31, 2021, as a result of an increase in the debt, partially compensated by our strong cash generation.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	2,413	(2,075)	6,090	2,597
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	4,618	9,145	8,674	12,958

Changes in operating assets and liabilities	(5,061)	(7,115)	(10,088)	(10,270)
Net cash generated by operating activities	1,971	(45)	4,676	5,284

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	(0)	238	65	410
Property, plant and equipment, Intangible Assets, net	(1,099)	(2,199)	(1,839)	(4,059)
Contributions to Trust	(33)	(32)	(72)	(69)
Investments, net	(0)	(0)	(0)	(3,044)
Net cash (used in) investing activities	(1,132)	(1,993)	(1,846)	(6,762)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	12,371	(2,861)	10,189	(3,667)
Dividends paid	(5,681)	(0)	(5,681)	-
Share repurchase plan	0	(838)	(714)	(1,302)
Net cash generated by (used in) by financing activities	6,690	(3,699)	3,793	(4,970)

Net increase (decrease) in cash and cash equivalents	7,528	(5,737)	6,624	(6,448)
Cash and cash equivalents at the beginning of the year	3,537	7,936	4,501	8,992
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(88)	(90)	(224)	(155)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(78)	(207)	(2)	(486)
Cash and cash equivalents at the end of the period	10,898	1,903	10,898	1,903

In 2Q22, our operating cash generation stood at Ps. 1,971 million, compared to Ps. -45 million in the same period of the previous year, reflecting a higher level of profitability and the effect of the divestment in Yguazú Cementos that impacted the income tax paid in 2Q21. During this quarter, we began to use our clinker stock, although due to the sustained demand and the availability of natural gas, we extended the operation of the kilns by adapting the maintenance plans.

During 2Q22, the Company generated cash from financing activities for Ps. 6,690 million, product of the loans taken in the quarter and the application of funds for the distribution of dividends of Ps. 5,150 million approved in April. Regarding cash used in investing activities, the Company used a total of Ps. 1,132. The completion of the L'Amalí expansion project significantly reduced the need for capital expenditure.

Recent Events

Dividends Distribution

On July 1, 2022, the board of directors approved the payment of dividends for a total amount of Ps. 10,300 million equivalents to Ps. 17.59 per outstanding share (Ps. 87.97 per ADS), through the partial allocation of funds from the Reserve for Future Dividends. As of the date of the presentation of this earnings release, the total amount of dividends was distributed.

2Q22 Earnings Conference Call

When:	11:00 a.m. U.S. ET (12:00 a.m. BAT), August 12, 2022

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Call

Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=AQO4ZTqA

Replay:              A telephone replay of the conference call will be available between August 13, 2022, at 1:00 pm U.S. E.T. and ending on August 19, 2022. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10158956. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts

Marcos I. Gradin, Chief Financial Officer and Investor Relations

Diego M. Jalón, Investor Relations Manager

+54-11-4319-3050

investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,	As of December 31,
	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	107,922	110,685
Right to use assets	367	422
Intangible assets	325	394
Investments	7	7
Goodwill	71	71
Inventories	4,317	4,199
Other receivables	844	946
Total non-current assets	113,855	116,724
Current assets
Inventories	14,441	11,842
Other receivables	1,793	1,621
Trade accounts receivable	5,935	5,393
Investments	12,522	6,726
Cash and banks	771	450
Total current assets	35,464	26,032
TOTAL ASSETS	149,319	142,757
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	27,050	27,731
Reserves	65,068	61,798
Retained earnings	6,206	8,967
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	98,323	98,496
Non-controlling interests	113	228
TOTAL SHAREHOLDER'S EQUITY	98,436	98,724
LIABILITIES
Non-current liabilities
Borrowings	7,224	543
Accounts payables	-	-
Provisions	765	772
Salaries and social security payables	42	69
Debts for leases	261	320
Other liabilities	118	194
Deferred tax liabilities	20,929	19,486
Total non-current liabilities	29,338	21,385
Current liabilities
Borrowings	6,375	2,876
Accounts payable	9,943	10,724
Advances from customers	954	1,398
Salaries and social security payables	2,584	2,770
Tax liabilities	1,431	4,555
Debts for leases	85	108
Other liabilities	173	218
Total current liabilities	21,544	22,648
TOTAL LIABILITIES	50,883	44,033
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	149,319	142,757

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2022	2021	% Change	2022	2021	% Change
Net revenue	25,268	23,399	8.0%	47,919	47,371	1.2%
Cost of sales	(18,175)	(16,350)	11.2%	(33,268)	(31,633)	5.2%
Gross Profit	7,093	7,049	0.6%	14,651	15,738	-6.9%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(2,208)	(2,018)	9.4%	(4,350)	(3,981)	9.3%
Other gains and losses	(23)	139	n/a	12	216	-94.4%
Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Tax on debits and credits to bank accounts	(255)	(260)	-1.7%	(480)	(487)	-1.5%
Finance gain (cost), net
Gain on net monetary position	629	905	-30.5%	1,625	1,920	-15.4%
Exchange rate differences	(398)	317	n/a	(578)	355	n/a
Financial income	57	146	-60.8%	77	222	-65.3%
Financial expenses	(598)	(889)	-32.8%	(1,174)	(1,762)	-33.4%
Profit (loss) before taxes	4,298	5,389	-20.2%	9,783	12,222	-20.0%
Income tax expense
Current	(30)	(2,520)	-98.8%	(2,250)	(5,349)	-57.9%
Deferred	(1,855)	(4,944)	-62.5%	(1,443)	(4,277)	-66.3%
Net Profit (Loss)	2,413	(2,075)	n/a	6,090	2,597	134.5%
Net Profit (Loss) for the period attributable to:
Owners of the Company	2,489	(2,025)	n/a	6,206	2,707	129.2%
Non-controlling interests	(76)	(50)	49.7%	(116)	(111)	4.7%
NET PROFIT (LOSS) FOR THE PERIOD	2,413	(2,075)	n/a	6,090	2,597	134.5%
Earnings per share (basic and diluted):	4.2517	(3.3967)	n/a	10.5949	4.5419	133.3%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	2,413	(2,075)	6,090	2,597
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,884	7,464	3,693	9,625
Depreciation and amortization	2,465	1,970	4,621	3,729
Provisions	57	(33)	107	(35)
Exchange rate differences	(78)	(556)	(288)	(831)
Interest expense	265	348	458	529
Share of loss of associates	-	-	-	-
Gain on disposal of property, plant and equipment	4	(87)	(14)	(123)
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	-	-	-
Impairment of property, plant and equipment	-	-	-	-
Impairment of trust fund	26	39	64	63
Share-based payment	(6)	-	33	-
Changes in operating assets and liabilities
Inventories	(1,698)	(154)	(3,062)	(1,107)
Other receivables	(528)	(56)	(507)	(552)
Trade accounts receivable	(1,183)	(659)	(2,015)	(1,391)
Advances from customers	153	(278)	(303)	(318)
Accounts payable	1,686	211	1,073	518
Salaries and social security payables	159	197	501	496
Provisions	(11)	(23)	(57)	(40)
Tax liabilities	683	(324)	824	(117)
Other liabilities	(93)	(73)	(130)	(172)
Gain on net monetary position	(629)	(905)	(1,625)	(1,920)
Income tax paid	(3,601)	(5,050)	(4,788)	(5,667)
Net cash generated by (used in) operating activities	1,971	(45)	4,676	5,284

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	(0)	238	65	410
Proceeds from disposal of Property, plant and equipment	24	49	25	116
Payments to acquire Property, plant and equipment	(1,119)	(2,248)	(1,861)	(4,175)
Payments to acquire Intangible Assets	(3)	-	(3)	-
Acquire investments	(0)	(0)	(0)	(3,044)
Proceeds from maturity investments	-	-
Contributions to Trust	(33)	(32)	(72)	(69)
Net cash generated by (used in) investing activities	(1,132)	(1,993)	(1,846)	(6,762)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	13,038	610	14,079	770
Interest paid	(83)	(114)	(246)	(435)
Dividends paid	(5,681)	(0)	(5,681)	-
Debts for leases	(46)	(59)	(79)	(130)
Repayment of borrowings	(538)	(3,297)	(3,566)	(3,873)
Share repurchase plan	0	(838)	(714)	(1,302)
Net cash generated by (used in) financing activities	6,690	(3,699)	3,793	(4,970)
Net increase (decrease) in cash and cash equivalents	7,528	(5,737)	6,624	(6,448)
Cash and cash equivalents at the beginning of the period	3,537	7,936	4,501	8,992
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(88)	(90)	(224)	(155)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(78)	(207)	(2)	(486)

Cash and cash equivalents at the end of the period	10,898	1,903	10,898	1,903

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,				Six-months ended June 30,
	2022	%	2021	%	2022	%	2021	%
Net revenue	24,064	100.0%	13,829	100.0%	42,327	100.0%	26,464	100.0%
Cement, masonry cement and lime	21,203	88.1%	12,392	89.6%	37,383	88.3%	23,709	89.6%
Concrete	1,949	8.1%	947	6.8%	3,328	7.9%	2,033	7.7%
Railroad	2,028	8.4%	1,194	8.6%	3,576	8.4%	2,108	8.0%
Aggregates	627	2.6%	190	1.4%	1,003	2.4%	318	1.2%
Others	157	0.7%	68	0.5%	308	0.7%	140	0.5%
Eliminations	(1,900)	-7.9%	(961)	-6.9%	(3,270)	-7.7%	(1,844)	-7.0%
Cost of sales	15,432	100.0%	8,668	100.0%	26,279	100.0%	16,071	100.0%
Cement, masonry cement and lime	12,840	83.2%	7,268	83.8%	21,798	82.9%	13,311	82.8%
Concrete	1,910	12.4%	1,026	11.8%	3,222	12.3%	2,186	13.6%
Railroad	1,952	12.6%	1,117	12.9%	3,430	13.1%	2,022	12.6%
Aggregates	532	3.4%	169	2.0%	907	3.5%	302	1.9%
Others	99	0.6%	49	0.6%	192	0.7%	93	0.6%
Eliminations	(1,900)	-12.3%	(961)	-11.1%	(3,270)	-12.4%	(1,844)	-11.5%
Selling, admin. expenses and other gains & losses	1,944	100.0%	1,048	100.0%	3,611	100.0%	1,992	100.0%
Cement, masonry cement and lime	1,709	87.9%	949	90.5%	3,176	87.9%	1,789	89.8%
Concrete	78	4.0%	0	0.0%	145	4.0%	22	1.1%
Railroad	112	5.8%	72	6.9%	196	5.4%	127	6.4%
Aggregates	6	0.3%	2	0.2%	10	0.3%	4	0.2%
Others	39	2.0%	25	2.4%	84	2.3%	49	2.5%
Depreciation and amortization	722	100.0%	371	100.0%	1,316	100.0%	714	100.0%
Cement, masonry cement and lime	547	75.8%	277	74.7%	1,001	76.1%	530	74.2%
Concrete	23	3.2%	15	3.9%	34	2.6%	31	4.4%
Railroad	142	19.6%	70	19.0%	263	20.0%	137	19.2%
Aggregates	9	1.2%	7	2.0%	15	1.2%	13	1.8%
Others	1	0.2%	1	0.4%	2	0.2%	3	0.4%
Adjusted EBITDA	7,409	100.0%	4,484	100.0%	13,752	100.0%	9,116	100.0%
Cement, masonry cement and lime	7,201	97.2%	4,452	99.3%	13,409	97.5%	9,139	100.3%
Concrete	(16)	-0.2%	(65)	-1.4%	(5)	0.0%	(145)	-1.6%
Railroad	106	1.4%	75	1.7%	213	1.5%	95	1.0%
Aggregates	98	1.3%	26	0.6%	101	0.7%	26	0.3%
Others	21	0.3%	(5)	-0.1%	35	0.3%	0	0.0%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(82)		2,656		1,182		6,586
Depreciation and amortization	(2,465)		(1,970)		(4,621)		(3,729)
Tax on debits and credits banks accounts	(255)		(260)		(480)		(487)
Finance gain (cost), net	(310)		479		(50)		736
Income tax	(1,884)		(7,464)		(3,693)		(9,625)
Share of profit of associates	-		-		-		-
Impairment of property, plant and equipment	-		-		-		-
NET PROFIT (LOSS) FOR THE PERIOD	2,413		(2,075)		6,090		2,597